UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

E-Home Household Service Holdings Limited

Full Name of Registrant

N/A
Former Name if Applicable

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District
Address of Principal Executive Office (Street and Number)

Fuzhou City, Fujian Province

China 350001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

E-Home Household Service Holdings Limited (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2023 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wenshan Xie	86-591	8759-0668
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

E-Home Household Service Holdings Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2023	By:	/s/ Wenshan Xie
Wenshan Xie
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the corresponding period for the last fiscal year:

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $10,701,312, or 89.25%, to $22,691,231 for the year ended June 30, 2023 from $11,989,919 for the year ended June 30, 2022. Such increase primarily due to the increased marketing costs. As a percentage of revenue, sales and marketing expenses increased from 18.81% for the year ended June 30, 2022 to 33.21% for the year ended June 30, 2023.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses, depreciation and amortization expenses and impairment losses. Our general and administrative expenses increased by $17,891,600, or 219.13%, to $26,230,966 for the year ended June 30, 2022 from $8,219,584 for the year ended June 30, 2022. Such increase was due to the impairment losses for goodwill and intangible assets we acquired from business combinations of $8,846,867 and $6,551,529, respectively, and increased depreciation and amortization expenses of $2,105,587 for property and equipment and intangible assets we acquired from business combinations. As a percentage of revenue, general and administrative expenses increased from 8.93% for the year ended June 30, 2022 to 38.39% for the year ended June 30, 2023.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $30,364,552, representing an increase of $29,511,567, or 3459.80%, as compared to loss from operations of $852,985 for the year ended June 30, 2022. The increase of loss from operations was mainly due to the increase of sales and marketing expenses in the amount of $10,701,312 and increase of general and administrative expenses in the amount of $18,011,382.

Total other income (expenses). We recorded total other expenses of $5,591,362 for the year ended June 30, 2023, as compared to total other expense of $2,483,148 for the year ended June 30, 2022. Total other expenses, net, for the year ended June 30, 2023 consisted of interest expenses in the amount of $791,749, accretion of financing cost caused by issuance of Convertible Notes in the amount of $1,376,458, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao and Youyou in the amount of $3,747,100, offset by interest income in the amount of $229,045 and other income in the amount of $94,900. Total other expenses, net, for the year ended June 30, 2022 consisted of interest expense in the amount of $257,766, accretion of financing cost caused by issuance of Convertible Notes in the amount of $397,153, fair value loss of ordinary shares issued related to the potential acquisition of Lianbao in the amount of $1,996,249 and foreign currency exchange income in the amount of $13,749, offset by interest income in the amount of $182,558 and government subsidy in the amount of $7,733.

Income tax expense. We recorded income tax expenses of $286,335 for the year ended June 30, 2023, representing a decrease of $1,807,741, or 86.33%, as compared to $2,094,076 for the year ended June 30, 2022. The decrease in the income tax expense mainly resulted from the decrease in the income before income taxes from our PRC subsidiaries.

Net loss. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders increased by $30,812,040, or 565.21%, to $36,242,249 for the year ended June 30, 2023 from $5,430,209 for the year ended June 30, 2022.